POLYMET MINING CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2022

PolyMet Mining Corp.
Management’s Discussion and Analysis
As at June 30, 2022 and for the three and six months ended June 30, 2022
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

General

The following information, prepared as at August 11, 2022 should be read in conjunction with the unaudited condensed interim consolidated financial statements of PolyMet Mining Corp. and its subsidiaries (together "PolyMet" or the "Company") as at June 30, 2022 and for the three and six months ended June 30, 2022 and related notes attached thereto, which are prepared in accordance with IAS 34, Interim Financial Reporting and in conjunction with the audited consolidated financial statements for the year ended December 31, 2021 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  All amounts are expressed in United States ("U.S.") dollars unless otherwise indicated.

Cautionary Note Regarding Forward Looking Statements

This Management's Discussion and Analysis ("MD&A") contains "forward-looking statements" within the meaning of applicable Canadian securities legislation and Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934.

Forward-looking statements are not, and cannot be, a guarantee of future results or events. Forward looking statements are based on, among other things, opinions, assumptions, estimates and analyses that are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking statement.

All statements in this MD&A that address events or developments that PolyMet expects to occur in the future are forward-looking statements and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. These forward-looking statements include, but are not limited to, PolyMet's objectives, strategies, intentions, expectations, including the need for copper and other products and commodities that the Company will produce and sell, production, costs and inflationary impacts, capital and exploration expenditures, including estimated economics of future financial and operating performance, expected receipt of regulatory approvals and the expected timing thereof, expected receipt or completion of feasibility studies and other studies and the expected timing thereof, the expected timing and successful completion of the 50:50 joint venture transaction (the "Joint Venture") with Teck American, Inc., a subsidiary of Teck Resources Limited (together "Teck"),  as announced on July 20, 2022 and the anticipated benefits of the proposed Joint Venture and the Company's expectations with respect to the future development of the NorthMet and Mesaba projects; the timing and closing of the financings required pursuant to the Joint Venture, proposed or expected changes in regulatory frameworks and their anticipated impact on the Company's business, and impacts on the Company's environmental, community, health and safety initiatives.  All forward-looking statements in this MD&A are qualified by this cautionary note.

The material factors or assumptions applied in drawing the conclusions or making forecasts or projections set in the forward-looking statements include, but are not limited to:

  various economic assumptions, in particular, commodity prices, interest rates, inflation and capital cost estimates;
  certain operational assumptions, including mill recovery, operating scenarios;
  acts of foreign or domestic governments and the outcome of legal proceedings;
  construction costs and schedules; and
  assumptions related to timing and certainty of the environmental review and permitting process.

PolyMet Mining Corp.
Management’s Discussion and Analysis
As at June 30, 2022 and for the three and six months ended June 30, 2022
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

The risks, uncertainties, contingencies and other factors that may cause actual results and events to differ materially from those expressed or implied by the forward-looking statement may include, but are not limited to, risks generally associated with the mining industry, such as: economic factors (including future commodity prices, currency fluctuations, inflation rates, energy prices and general cost escalation); uncertainties related to the development of the NorthMet Project; dependence on key personnel and employee relations; risks relating to political and social unrest or change, operational risk and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks; failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated; compliance with governmental and environmental regulations; the outcome of ongoing litigation in connection with permits and decisions for the NorthMet Project; the potential impact of COVID-19 and its variants on PolyMet, risks associated with obtaining all approvals, (including, without limitation, from regulatory authorities), in a timely manner and on satisfactory terms to complete the Joint Venture, risks associated with the announcement of the Joint Venture and the dedication of substantial resources of the Company to the completion of the Joint Venture which may have a negative impact on PolyMet's ongoing business operations and future financial condition and prospects, as well as other factors identified and as described in more detail under the heading "Risk Factors" in Item 5 of the Annual Information Form. The list is not exhaustive of the factors that may affect the forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities PolyMet will derive therefrom. The forward-looking statements reflect the current expectations regarding future events and operating performance and speak only as of the date hereof and PolyMet does not assume any obligation to update the forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Cautionary Note to United States Readers Regarding Resource and Reserve Estimates

Mineral reserves and mineral resources presented in this MD&A have been estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), as required by Canadian securities regulatory authorities. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources ("CIM") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The United States Securities and Exchange Commission ("SEC") has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 ("Guide 7"), which was rescinded from and after the required compliance date of the SEC Modernization Rules. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system ("MJDS"), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. However, if the Company either ceases to be a "foreign private issuer" or ceases to be entitled to file reports under the MJDS and the CIM Definition Standards, then the Company will be required to provide disclosure on its mineral properties under the SEC Modernization Rules. Accordingly, United States investors are cautioned that the disclosure the Company provides on its mineral properties in this annual report on Form 40-F and under its continuous disclosure obligations under the Exchange Act may be different from the disclosure that the Company would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign private issuer under the SEC Modernization Rules.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are substantially similar to the corresponding terms under the CIM.  As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured", "indicated" and "inferred" mineral resources. In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be substantially similar to the corresponding CIM definitions, as required by NI 43-101.

PolyMet Mining Corp.
Management’s Discussion and Analysis
As at June 30, 2022 and for the three and six months ended June 30, 2022
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, United States investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" of PolyMet are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Summary of Business

PolyMet is a TSX and NYSE American listed Issuer engaged in the exploration and development of natural resource properties.  The Company's primary mineral property and principal focus is the commercial development of its NorthMet Project ("NorthMet" or "Project"), a polymetallic project in northeastern Minnesota, United States of America, which hosts copper, nickel, cobalt, platinum, palladium, gold and silver mineralization.

The NorthMet ore body is at the western end of a series of known copper-nickel-precious metals deposits in the Duluth Complex, one of the largest undeveloped mineral resources in the world.  An updated technical report and feasibility study published in March 2018 confirmed the technical and economic viability, positioning NorthMet as the most advanced of the four large scale deposits in the Duluth Complex: namely, from west to east, NorthMet, Mesaba owned by Teck Resources Limited, Serpentine owned by Encampment Resources and Maturi owned by Twin Metals Minnesota, a wholly owned subsidiary of Antofagasta plc.

The Company acquired a former taconite processing facility in 2005 which is located about six miles west of the NorthMet ore body and comprises a crushing and milling facility, railroad and access rights connecting the plant site to the NorthMet ore body, tailings storage facilities, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices and lands to the east and west of the existing tailings storage facilities.

PolyMet completed a land exchange with the U.S. Forest Service ("USFS") in June 2018 and now controls approximately 30 square miles of contiguous surface rights stretching from west of the processing facility to east of the proposed East Pit at NorthMet.

PolyMet received its Permit to Mine from the State of Minnesota in November 2018, a crucial permit for construction and operation of the Project.  The Minnesota Department of Natural Resources ("MDNR") also issued all other permits for which the Company applied including dam safety, water appropriations, endangered and threatened species takings, and public waters work permits, along with Wetlands Conservation Act approval.  In addition, PolyMet received air and water permits from the Minnesota Pollution Control Agency ("MPCA") in December 2018.  Further, PolyMet received the federal Record of Decision ("ROD") and Clean Water Act Section 404 Wetlands Permit from the U.S. Army Corps of Engineers ("USACE") in March 2019, which was the last key permit or approval needed to construct and operate the Project.

PolyMet Mining Corp.
Management’s Discussion and Analysis
As at June 30, 2022 and for the three and six months ended June 30, 2022
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Legal challenges contesting various aspects of state and federal permits and decisions are ongoing and have delayed the Project timeline.  All legal challenges that have reached a final determination have been in favor of the Company and of the more than 20 permits issued, only three (Permit to Mine, NPDES/SDS Permit, Section 404 Permit) remain on hold.

See additional discussion in the sections below.

Summary of Recent Events and Outlook

Highlights and Recent Events

On July 20, 2022, the Company announced it had entered into an agreement with Teck to form the Joint Venture that will place their respective NorthMet and Mesaba resources containing copper, nickel, cobalt, platinum, palladium, gold and silver under single management. The Joint Venture is anticipated to be completed by the end of Q1 2023 and is subject to receipt of customary closing conditions and certain regulatory approvals.

In January 2022, the Minnesota Court of Appeals ("MCOA") affirmed key aspects of the NPDES/SDS Permit and ordered the MPCA to consider whether any discharges to groundwater will be the "functional equivalent" of discharges to navigable waters - also known as the "Maui" test.

In December 2021, the MPCA issued supplemental findings supporting its decision to issue the Air Permit in accordance with an order from the MCOA.  The Air Permit is now active.

In April 2021, the Minnesota Supreme Court ("MSC") overturned a lower court's decision finding that no contested case hearing was required for the dam safety permits and limiting the Permit to Mine contested case hearing to one issue regarding the use of bentonite clay at the tailings basin.

The Company continues to fulfill its safety and environmental obligations, remaining injury-free and complying with the permit requirements for the NorthMet site.  The Project design continues to be assessed for optimization opportunities within the permit criteria.

Net cash used in operating and investing activities during the six months ended June 30, 2022 was $9.572 million.  Primary activities during the period related to studies and evaluation of the Project, maintaining existing infrastructure, site monitoring and compliance, legal defense of permits and general corporate purposes.

Goals and Objectives for the Next Twelve Months

PolyMet's objectives include:

  Successfully defend against legal challenges to permits;
  Maintain political, social and regulatory support for the Project;
  Execute closing and successful integration of the joint venture with Teck;
  Continue engineering and optimization of the Project; and
  Review and, if applicable, update feasibility study.

The Company continues to explore various sources of debt and equity finance opportunities sufficient to fund ongoing litigation, Project optimization and construction.  Construction and ramp-up to commercial production is anticipated to take approximately thirty months from receipt of construction funding.  As noted in the "Environmental Review and Permitting" section below, legal challenges contesting various aspects of state and federal permits and decisions are ongoing and have delayed the Project timeline; however, the Company continues to make preparations to act on those permits as appropriate.

See additional discussion in the sections below.

PolyMet Mining Corp.
Management’s Discussion and Analysis
As at June 30, 2022 and for the three and six months ended June 30, 2022
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Detailed Description of Business

Asset Acquisition

In November 2005, the Company acquired from Cliffs Erie LLC, a subsidiary of Cleveland-Cliffs Inc. (together "Cliffs"), a former taconite processing facility located approximately six miles west of the NorthMet deposit which includes crushing and milling equipment, plant site buildings, real estate, tailings storage facilities and mine workshops, as well as access to extensive mining infrastructure including roads, rail, water and power.

Plans are to refurbish, reactivate and, as appropriate, update the crushing, concentrating and tailings storage facilities to produce concentrates containing copper, nickel, cobalt, platinum, palladium, gold and silver.  Once commercial operations are established, the Company may install an autoclave to upgrade nickel concentrates to produce a nickel-cobalt hydroxide and a precious metals precipitate.

In December 2006, additional property and associated rights were acquired from Cliffs sufficient to provide a railroad connection linking the NorthMet deposit and processing facilities.  The transaction also included railcars, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices and land to the east and west of the existing tailings storage facilities.

PolyMet indemnified Cliffs for reclamation and remediation associated with the property under both transactions and long-term mitigation plans are included in the Company's environmental rehabilitation provision.

In June 2018, the Company acquired surface rights over the NorthMet deposit through a land exchange with the USFS using land the Company previously owned.  With the exchange, PolyMet has surface rights, including ownership and other use and occupancy rights, to approximately 30 square miles of land including the land at the mine and processing sites, the transportation corridor connecting those sites and buffer lands.

Mineral rights in and around the NorthMet orebody are held through mineral leases with RGGS Land & Minerals Ltd., L.P. ("RGGS") and LMC Minerals ("LMC").  The RGGS lease covers 5,123 acres.  Provided the Company continues to make annual lease payments, the lease period continues until June 12, 2048 with an option to extend the lease for up to five additional ten-year periods on the same terms and further extend as long as there are commercial mining operations.  The LMC lease covers 120 acres that are encircled by the RGGS property.  Provided the Company continues to make annual lease payments, the lease period continues until December 1, 2028 with an option to extend the lease for up to four additional five-year periods on the same terms.  Lease payments to both lessors are considered advance royalty payments and will be deducted from future production royalties payable to the lessor.

On July 20, 2022, the Company announced that it had entered into an agreement with Teck to form the Joint Venture that will place their respective NorthMet and Mesaba resources containing copper, nickel, cobalt, platinum, palladium, gold and silver under single management.  The two projects account for approximately one-half of the known resources of copper, nickel, cobalt and precious metals in Minnesota's Duluth Complex and are adjacent to each other. Teck's Mesaba Project is progressing baseline environmental studies, resource definition and mineral processing studies.  Further studies and community and tribal consultation will be required to fully define long-term development potential of Mesaba.

Upon successful completion of the Joint Venture, the Company and Teck will become equal owners in PolyMet Mining, Inc., which will be renamed NewRange Copper Nickel LLC.  While the agreement is a non-cash transaction, the Company and Teck are responsible for funding their pro rata share of costs relating to the NorthMet and Mesaba projects. PolyMet and Teck have committed to an initial work program with an estimated budget of $170 million to maintain permits, update feasibility study estimates and undertake detailed engineering to position NorthMet for a development decision following permit clearances.  The agreement is anticipated to be completed by the end of Q1 2023 and is subject to customary closing conditions and certain regulatory approvals.

PolyMet Mining Corp.
Management’s Discussion and Analysis
As at June 30, 2022 and for the three and six months ended June 30, 2022
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Feasibility Study, Mineral Resources and Mineral Reserves

PolyMet published an updated Technical Report under NI 43-101 on the NorthMet Project dated March 26, 2018 (the "Technical Report") incorporating process improvements, project improvements and environmental controls described in the Final Environmental Impact Statement ("FEIS") and draft permits.  The update also included detailed capital costs, operating costs and economic valuations for the mine plan being permitted.  Preliminary economic assessments for higher production scenarios were also presented.  Proven and Probable mineral reserves were estimated to be 254.7 million short tons grading 0.294% copper, 0.084% nickel, 80 ppb platinum, 268 ppb palladium, 39 ppb gold, 74.42 ppm cobalt, and 1.06 ppm silver.  These mineral reserves lie within Measured and Indicated mineral resources of an estimated 649.3 million short tons grading 0.245% copper, 0.074% nickel, 65 ppb platinum, 221 ppb palladium, 33 ppb gold, 71 ppm cobalt, and 0.91 ppm silver.  See additional details in the Company's most recent Annual Information Form or the Technical Report, both filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

In November 2019, PolyMet published an updated Mineral Resource and Reserve statement which increased Proven and Probable mineral reserves by 14% to 290 million short tons grading 0.288% copper, 0.083% nickel, 75 ppb platinum, 264 ppb palladium, 39 ppb gold, 73.95 ppm cobalt and 1.06 ppm silver.  These mineral reserves lie within Measured and Indicated mineral resources of an estimated 795.2 million short tons grading 0.234% copper, 0.071% nickel, 62 ppb platinum, 214 ppb palladium, 31 ppb gold, 69 ppm cobalt and 0.87 ppm silver.  The mineral reserve estimates are based on metal prices of $2.91 per pound copper, $5.54 per pound nickel, $28.82 per pound cobalt, $1,058 per ounce palladium, $889 per ounce platinum, $1,274 per ounce gold and $16.19 per ounce silver.  The mineral resource estimates are based on metal prices of $3.34 per pound copper, $6.37 per pound nickel, $33.14 per pound cobalt, $1,216 per ounce palladium, $1,023 per ounce platinum, $1,465 per ounce gold and $18.62 per ounce silver.  Metal recovery factors were applied to each metal based on recovery curves developed.  The net smelter return cutoff was set at $7.98 per ton for mineral reserves and $6.34 per ton for mineral resources and include processing, general and administrative, and water treatment costs.

Environmental Review and Permitting

In November 2015, the MDNR, USACE, and USFS published the FEIS and in March 2016, the MDNR issued its decision that the FEIS met the requirements under the Minnesota Environmental Policy Act.

In January 2017, the USFS issued its Final ROD authorizing the land exchange.  In June 2018, the Company and USFS exchanged titles to federal and private lands, completing the land exchange giving the Company control over both surface and mineral rights in and around the NorthMet ore body and consolidating the Superior National Forest land holdings in northeast Minnesota.

In November and December 2018, the Company received all final state permits for which the Company had applied from the MDNR and MPCA, including the Permit to Mine, dam safety, water appropriations, water quality permit, air emission quality permit, and Section 401 Certification.

In March 2019, the Company received the federal ROD and Section 404 Wetlands Permit from the USACE, which was the last key permit or approval needed to construct and operate the Project.

Litigation

Legal challenges contesting aspects of state and federal permits and decisions are ongoing with several challenges outstanding.  All legal challenges that have reached a final determination have been in favor of the Company, and of the more than 20 permits issued, only three (Permit to Mine, NPDES/SDS Permit, Section 404 Permit) remain on hold.  Existing challenges are summarized below:

PolyMet Mining Corp.
Management’s Discussion and Analysis
As at June 30, 2022 and for the three and six months ended June 30, 2022
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Permit to Mine

Three lawsuits were filed against the MDNR in December 2018 in the MCOA challenging the Permit to Mine. Three lawsuits challenging the dam safety permits also were filed during this period.  The court subsequently consolidated all six lawsuits into one and later remanded the Permit to Mine and dam safety permits to the MDNR for an open-ended contested case hearing. In April 2021, the Minnesota Supreme Court overturned the lower court's decision, finding that no contested case hearing was required for the dam safety permits and limiting the Permit to Mine contested case hearing to one issue regarding the use of bentonite clay at the tailings basin.  While the MSC decision cleared the dam safety permits, the Permit to Mine remains on hold pending the outcome of the contested case hearing on this narrow issue.  In June and July 2022, the Administrative Law Judge (ALJ) denied all motions by opponents, who had attempted to further delay and expand the scope of the contested case, and the ALJ also ruled that opponents bear the burden of proof. A prehearing conference is scheduled August 24, 2022, at which time the ALJ is expected to determine a hearing scheduled.

NPDES/SDS Permit ("water discharge")

Three legal challenges were filed against the MPCA in early 2019 in the Minnesota Court of Appeals challenging the NPDES/SDS permit. The MCOA subsequently consolidated these cases and later transferred certain procedural challenges to the permit to Ramsey County District Court for an evidentiary hearing.  In September 2020, the District Court found that PolyMet's water discharge permit was issued with no prejudicial procedural irregularities and the ruling was incorporated into the broader challenge to that permit before the MCOA.  On January 24, 2022, the MCOA affirmed key aspects of PolyMet's permit including the MCOA agreeing with the MPCA application of state law governing groundwater discharges; upholding the MPCA conclusion that PolyMet's project has no reasonable potential to violate water quality standards; agreeing with the MPCA's finding that PolyMet's project will not violate Fond du Lac Band of the Lake Superior Chippewa ("Band") water quality standards; and affirming the MPCA denial of mining opponents' requests for a contested case hearing.  The permit was remanded to the MPCA to conduct a functional-equivalence analysis known as the "Maui" test.  Maui is an unrelated U.S. Supreme Court decision made more than a year after the permit was issued in which the court ruled that if a discharge to groundwater that eventually reports to surface water is the "functional equivalent" of a direct surface water discharge, then a federal water discharge permit is required.  Coordination with the MPCA on the Maui test has begun. The schedule for final MPCA approval is uncertain but anticipated by Q3 2022. In the meantime, PolyMet opponents petitioned the MSC to review the MCOA's order, which was subsequently granted by the court. The case is expected to be heard in Q3 2022.

Section 404 Permit ("wetlands")

Two lawsuits were filed in U.S. District Court in Minnesota associated with the section 404 permit issued by the USACE.  In connection with one case, the EPA sought and received a voluntary remand, and it concluded in June 2021 that PolyMet's proposed Project "may affect" downstream waters on the Fond du Lac reservation and in the State of Wisconsin.  The MPCA certified in 2018 that the Project would not affect in-state water quality under section 401 of the Clean Water Act. The EPA did not disagree with that finding at the time.  However, the Band requested a hearing under section 401(a)(2) of the Clean Water Act.  In the hearing held during May 2022, PolyMet, the Band, and the EPA presented recommendations to the USACE, which will then make a final decision on the Project's downstream water quality effects.  Those parties and the public submitted additional comments to the USACE in June 2022.  As noted in the NPDES/SDS Permit summary above, the MCOA agreed with the FEIS finding that PolyMet's project will not violate the Band's water quality standards.

In the other U.S. District Court case, opponents are challenging the section 404 permit alleging violations of the National Environmental Policy Act (NEPA) and the Clean Water Act.  The USACE has suspended the wetlands permit pending the outcome of the section 401(a)(2) hearing referenced above and the litigation is stayed.

PolyMet Mining Corp.
Management’s Discussion and Analysis
As at June 30, 2022 and for the three and six months ended June 30, 2022
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Air Permit, Part 70 ("air quality")

Two lawsuits were filed in the MCOA challenging the Air Permit.  The MCOA subsequently consolidated these cases and later remanded the Air Permit to the MPCA with instructions to provide more information in support of its decision to issue the permit.  On appeal to the MSC, in February 2021, the MSC ruled in the Company's favor on the most significant legal issue but returned the case to the MCOA to resolve a limited number of items not specifically addressed in the MCOA's original decision.  In July 2021, the MCOA remanded the Air Permit to the MPCA for more explanation on whether the Company intends to build a larger project under its existing permits.  In December 2021, the MPCA issued supplemental findings supporting its original permitting decision and satisfying the MCOA order.  PolyMet opponents subsequently appealed the MPCA's December 2021 findings in January 2022 to the MCOA.  In June 2022, the MCOA granted PolyMet's motion to dismiss the appeal for lack of jurisdiction.  PolyMet opponents subsequently petitioned the MSC for review of the MCOA ruling; the MSC has yet to rule on whether it will hear the case.  The Air Permit remains active.

Other Litigation

The land exchange with the U.S. Forest Service was completed in June 2018.  Four lawsuits challenging the land exchange were filed in U.S. District Court in early 2017 and dismissed in favor of PolyMet in September 2019.  In January 2022 the Fond du Lac Band filed a new lawsuit in U.S. District Court against the USFS alleging violations of the Weeks Act and Treaty Rights, among other issues.  In a separate federal lawsuit, other opponents challenged the land exchange, the USACE permit, and the U.S. Fish and Wildlife Service's Biological Opinion supporting those decisions.  That complaint alleges violations of the Endangered Species Act and Administrative Procedures Act.  PolyMet moved to dismiss both cases in May 2022.  Those motions are set to be heard in September 2022.

Glencore Financing

Since October 2008, the Company and Glencore have entered into a series of financing agreements resulting in the following financial interests as at June 30, 2022:

  Equity - 72,008,404 common shares of the Company acquired between 2009 and 2019 representing 71% of the Company's issued shares; and
  Convertible debt - $73.0 million initial principal unsecured convertible debentures due March 31, 2023.

On March 17, 2020, the Company agreed to issue unsecured convertible debentures to Glencore in four tranches with a total minimum principal amount of $20.0 million and total maximum principal amount of $30.0 million, the amount of each tranche to be determined jointly by the Company and Glencore. The debentures are due on the earlier of March 31, 2023 or upon $100 million of Project financing.  Interest accrues at 4% per annum on the balance drawn and the principal amount of the debentures is convertible into common shares of the Company at a conversion price equal to $2.223 per share.  The first tranche in the amount of $7.0 million was issued on March 18, 2020, the second tranche in the amount of $7.0 million was issued on June 23, 2020, the third tranche in the amount of $9.0 million was issued on September 30, 2020 and the final tranche of $7.0 million was issued on January 28, 2021.

On July 15, 2021, the Company issued to Glencore an unsecured convertible debenture in the amount of $10.0 million. The debenture is due on the earlier of March 31, 2023 or upon $100 million of Project financing.  Interest accrues at 4% per annum on the balance drawn and the principal amount of the debenture is convertible into common shares of the Company at a conversion price equal to $3.4550 per share.

On February 14, 2022, the Company agreed to issue unsecured convertible debentures to Glencore in four tranches during 2022 with a total principal amount of up to $40.0 million, the amount of each tranche to be determined jointly by the Company and Glencore. The debentures are due on the earlier of March 31, 2023 or upon $100 million of Project financing.  Interest accrues at 4% per annum on the balance drawn and the principal amount of the debentures is convertible into common shares of the Company at a conversion price equal to $2.57.  The Company also agreed to pay a facilitation fee of 5% for each convertible debenture.  The first tranche in the amount of $26.0 million was issued on February 14, 2022 with $17.8 million used to repay the promissory note due February 28, 2022.  The second tranche in the amount of $7.0 million was issued on May 13, 2022.

PolyMet Mining Corp.
Management’s Discussion and Analysis
As at June 30, 2022 and for the three and six months ended June 30, 2022
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Summary of Quarterly Results

	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020
Loss from operations	(3,432)	(3,808)	(1,960)	(2,193)	(5,081)	(3,576)	(3,992)	(4,296)
Other income (expense)	(5,793)	(4,794)	(990)	(1,601)	(47)	(121)	(37)	955
Loss for the period	(9,717)	(8,602)	(2,950)	(3,794)	(5,128)	(3,697)	(4,029)	(3,341)
Loss for the period ($/share) (1)	(0.10)	(0.08)	(0.03)	(0.04)	(0.05)	(0.04)	(0.04)	(0.03)
Cash used in operating activities	(2,857)	(2,756)	(2,399)	(3,675)	(2,242)	(2,124)	(4,239)	(3,976)
Cash provided by (used in) financing activities	7,000	7,290	(5)	9,917	-	6,791	(119)	9,000
Cash used in investing activities	(1,797)	(2,162)	(2,128)	(1,546)	(1,427)	(1,758)	(1,907)	(1,682)

(1) Loss per share amounts may not reconcile due to rounding differences and share issuances during the year.

The loss for the period includes share-based compensation for the period ended:

June 30, 2022 - $0.290 million June 30, 2021 - $0.459 million

March 31, 2022 - $0.831 million March 31, 2021 - $0.400 million

December 31, 2021 - $0.233 million December 31, 2020 - $0.361 million

September 30, 2021 - $0.107 million September 30, 2020 - $0.322 million

Results fluctuate from period to period based on NorthMet development, corporate activities, and non-cash items.  See additional discussion below.

Three months ended June 30, 2022 compared to three months ended June 30, 2021

Focus during the current year period was on legal defense of Project permits, engineering and optimization studies, site monitoring and maintenance of existing infrastructure.

a) Loss for the Period:

During the current year period, the Company incurred a loss of $9.717 million ($0.10 per share) compared to a loss of $5.128 million ($0.05 per share) during the prior year period.  The increased loss was primarily due to ongoing transaction costs associated with the Joint Venture, non-cash charges related to interest expense and investment returns associated with the cash trust restricted deposit.

b) Cash Flows for the Period:

Cash used in operating activities during the current year period was $2.857 million compared to cash used during the prior year period of $2.242 million.  The increase was primarily due to increased activities supporting legal defense of Project permits.

Cash provided by financing activities during the current year period was $7.0 million compared to cash provided during the prior year period of $nil.  The increase was due to timing of funding received from issuance of unsecured convertible debentures to Glencore.

Cash used in investing activities during the current year period was $1.797 million compared to cash used during the prior year period of $1.427 million.  The increase was primarily due to increased activities supporting legal defense of Project permits.

PolyMet Mining Corp.
Management’s Discussion and Analysis
As at June 30, 2022 and for the three and six months ended June 30, 2022
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Including the effect of foreign exchange, cash increased during the current year period by $2.344 million to $7.675 million compared to the prior year period where cash decreased by $3.669 million to $2.794 million.

c) Capital Expenditures for the Period:

During the current year period, mineral property, plant, and equipment costs were capitalized in the amount of $2.162 million as compared to $1.898 million during the prior year period.  The increase was primarily due to higher expenditures as noted above.

Six months ended June 30, 2022 compared to six months ended June 30, 2021

Focus during the six months ended June 30, 2022 was on legal defense of Project permits, engineering and optimization opportunities, site monitoring and permit compliance, maintenance of existing infrastructure and financing.

a) Loss for the Period:

During the current year period, the Company incurred a loss of $18.319 million ($0.18 loss per share) compared to a loss of $8.825 million ($0.09 loss per share) during the prior year period.  The increased loss was primarily due to ongoing transaction costs associated with the Joint Venture, non-cash charges related to interest expense and investment returns associated with the cash trust restricted deposit.

b) Cash Flows for the Period:

Cash used in operating activities during the current year period was $5.613 million compared to cash used during the prior year period of $4.366 million.  The increase was primarily due to increased activities supporting legal defense of Project permits.

Cash provided by financing activities during current year period was $14.290 million compared to cash provided during the prior year period of $6.791 million.  The increase was due to timing of funding received from issuance of unsecured convertible debentures to Glencore.

Cash used in investing activities during the current year period was $3.959 million compared to cash used during the prior year period of $3.185 million. The increase was primarily due to increased activities supporting legal defense of Project permits.

Including the effect of foreign exchange, total cash on hand increased during the current year period by $4.717 million to $7.675 million compared to the prior year period where cash decreased $0.760 million to $2.794 million.

c) Capital Expenditures for the Period:

During the current year period, mineral property, plant, and equipment costs were capitalized in the amount of $4.203 million as compared to $3.648 million during the prior year period.  The increase was primarily due to higher expenditures as noted above.

PolyMet Mining Corp.
Management’s Discussion and Analysis
As at June 30, 2022 and for the three and six months ended June 30, 2022
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Liquidity and Capital Resources

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over financial assets due at any point in time.

In the normal course of business, the Company enters into contracts that give rise to firm commitments for future minimum payments.  In addition to items described elsewhere in these financial statements, as at June 30, 2022, the Company had firm commitments of approximately $0.436 million with approximately $0.064 million due over the next year and the remainder due over the following three years.

The Company is involved in various claims, litigation and other matters arising in the ordinary course and conduct of business and regularly reviews these matters for adequacy of recognition and disclosure.  The assessment of provisions and contingencies inherently involves the exercise of significant judgment.  Other than items recognized or disclosed elsewhere in these financial statements, no significant contingencies were identified as at June 30, 2022.

Given the ongoing development of the Project, the Company has experienced recurring losses from operations and net cash outflows for operating and investing activities, which are expected to continue until the Project is constructed and operational.  As at June 30, 2022, the Company had cash of $7.675 million and a working capital deficiency of $68.011 million, primarily due to the $71.665 million convertible notes with Glencore being due March 31, 2023.

The Company believes it is probable it will continue to receive funding from Glencore or other financing sources, including funding from the issuance of unsecured convertible debentures, allowing the Company to satisfy future financial obligations, to complete development of the Project and to conduct future profitable operations.  Management's belief is based upon the underlying value of the Project, progress on obtaining and maintaining permits, ongoing discussions with potential financiers and the majority shareholder relationship with Glencore.  Glencore has committed to provide financial support to enable the Company to continue its business operations for the next twelve months from the date of these consolidated financial statements.  Further, Glencore has committed to support PolyMet's respective portion of the initial work program required under the Joint Venture and certain other costs and expenses in an amount of up to $105 million.  Pursuant to the commitment by Glencore, Glencore has agreed to fully backstop a rights offering by PolyMet to raise additional funding.  Glencore also committed to either convert outstanding convertible debentures or backstop additional funding under the rights offering to repay these debentures.

The Company continues to explore various sources of debt and equity finance opportunities sufficient to fund ongoing litigation, Project optimization and construction.  Construction and ramp up to commercial production is anticipated to take approximately thirty months from receipt of construction funding.

In late December 2019, a novel coronavirus ("COVID-19") was identified and subsequently spread worldwide.  On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic creating an unprecedented global health and economic crisis.  The impact of COVID-19 and its variants (together "COVID") on global markets has been significant.  As of the date of these statements, there has not been any material direct impact on the Company's operations as a result of COVID.  The Company will continue to closely monitor the potential impact of COVID on its business.  Should the duration, spread or intensity of the COVID pandemic deteriorate in the future, there could be a potentially material and negative impact on the Company's business, including the market for its securities, the ability to raise capital, and the valuation of its non-financial assets including mineral property, plant and equipment and intangibles.

PolyMet Mining Corp.
Management’s Discussion and Analysis
As at June 30, 2022 and for the three and six months ended June 30, 2022
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Financial Instruments and Risk Management

Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 - Inputs for the asset or liability that are not based on observable market data.

Financial instruments measured at fair value subsequent to recognition include restricted deposits measured at fair value through profit or loss using Level 1 inputs resulting in a carrying value of $11.445 million (December 31, 2021 - $13.743 million), amounts receivable measured at fair value through profit or loss using Level 3 inputs resulting in a carrying value of $1.823 million (December 31, 2021 - $2.113 million) and accruals for expected payments to settle restricted share units measured at fair value through profit or loss using Level 2 inputs resulting in a carrying value of $0.571 million (December 31, 2021 - $0.984 million).

The fair values of the convertible debt and promissory note approximate the carrying amount at amortized cost using the effective interest method.  The fair values of other financial assets and other financial liabilities approximate their carrying amounts due to their short-term nature.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time.  The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash and managing debt.  While in the past the Company has been successful in closing financing agreements, there can be no assurance it will be able to do so in the future.  See additional discussion in the "Liquidity and Capital Resources" section above.

PolyMet Mining Corp.
Management’s Discussion and Analysis
As at June 30, 2022 and for the three and six months ended June 30, 2022
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Six months ended
	June 30,	June 30,
	2022	2021
Salaries and other short-term benefits	$1,401	$1,356
Other long-term benefits	32	33
Share-based payment (1)	875	505
Total	$2,308	$1,894

(1) Share-based payment represents the amount capitalized or expensed during the period.

Agreements with senior management contain severance provisions in certain circumstances, including for example, for termination without cause by the Company, termination by the employee for good reason (as defined in the agreement) or in connection with a change of control.  Other than Jonathan Cherry, no PolyMet director has an agreement providing for benefits upon termination.

As a result of Glencore's ownership and majority shareholder relationship, it is also a related party.  In addition to the transactions and liabilities described elsewhere in this MD&A, the Company is a party to a Technical Services Agreement with Glencore whereby the Company reimburses Glencore for Project technical support costs requested under an agreed scope of work, primarily in detailed Project design and mineral processing.  During the six months ended June 30, 2022, the Company recorded $0.039 million (June 30, 2021 - $0.050 million) for services under this agreement.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Proposed Transactions

There are no proposed asset or business acquisition/disposal transactions that will materially affect the performance of the Company.

PolyMet Mining Corp.
Management’s Discussion and Analysis
As at June 30, 2022 and for the three and six months ended June 30, 2022
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Critical Accounting Estimates

The Company's significant accounting policies as well as significant judgment and estimates are presented in Note 2 of the audited consolidated financial statements for the year ended December 31, 2021.

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates.  This requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting estimates used in the preparation of the consolidated financial statements are as follows:

Determination of Mineral Reserves

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company's property.  In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, production techniques, production costs, capital costs, transport costs, metal prices and exchange rates.  Estimating the quantity of reserves requires the size, shape and depth of deposits to be determined by analyzing geological data. This process may require complex and difficult geological judgments to interpret the data.  In addition, management will form a view of forecast prices for its products, based on current and long-term historical average price trends.  Changes in the proven and probable reserve estimates may impact the carrying value of property, plant and equipment, rehabilitation provisions, deferred tax amounts and depreciation, depletion and amortization.

Provision for Environmental Rehabilitation Costs

Provisions for environmental rehabilitation costs associated with mineral property, plant and equipment, are recognized when there is a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax risk-free rate reflecting current market assessments of the time value of money.  The provision for environmental rehabilitation obligations represents management's best estimate of the present value of the future cash outflows required to settle the liability.

The estimates of environmental rehabilitation liabilities could be affected by changes in regulations, changes in the extent of environmental rehabilitation required, changes in the means of rehabilitation, changes in the extent of responsibility for the financial liability, changes in operating plans, or changes in cost estimates.  Operations may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs.  The likelihood of new regulations and overall effect upon the Company may vary greatly and are not predictable.

PolyMet Mining Corp.
Management’s Discussion and Analysis
As at June 30, 2022 and for the three and six months ended June 30, 2022
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Other MD&A Requirements

Outstanding Share Data

Authorized Capital:  Unlimited common shares without par value.

The following table summarizes the outstanding share information as at August 5, 2022:

Type of Security	Number Outstanding	Weighted Average Exercise Price
Issued and outstanding common shares (1)	101,471,132	$-
Restricted share units	1,204,125	$-
Share options	1,096,700	$7.61
Share purchase warrants	745,307	$6.38

(1) Includes 9,550 of restricted shares which vest upon production.

As at June 30, 2022, the Company had obligations to issue up to 364,000 shares under the Company's bonus share incentive plan upon achievement of Milestone 4 representing commencement of commercial production at NorthMet.  At the Company's Annual General Meeting of shareholders held in June 2008, the disinterested shareholders approved issuance of these shares upon achievement of Milestone 4.  Regulatory approval is also required prior to issuance of these shares.

Risks and Uncertainties

An investment in the Company's common shares is highly speculative and subject to a number of risks and uncertainties.  Only those persons who can bear the risk of the entire loss of their investment should participate.  An investor should carefully consider the risks described in PolyMet's Annual Information Form for the year ended December 31, 2021 and other information filed with both the Canadian and United States securities regulators before investing in the Company's common shares.  The risks described in PolyMet's Annual Information Form are not the only ones faced.  Additional risks that the Company currently believes are immaterial may become important factors that affect the Company's business.  If any of the risks described in PolyMet's Annual Information Form for the year ended December 31, 2021 occur, the Company's business, operating results and financial condition could be seriously harmed and investors could lose all of their investment.

Management's Responsibility for Consolidated Financial Statements

The information provided in this report and the accompanying Consolidated Financial Statements are the responsibility of management.  The Consolidated Financial Statements have been prepared by management in accordance with IFRS as issued by the IASB and include certain estimates that reflect management's best judgments.

The Board of Directors has approved the information contained in the Consolidated Financial Statements.  The Board of Directors fulfills its responsibilities regarding the Consolidated Financial Statements mainly through its Audit Committee, which has a written mandate that complies with current requirements of Canadian securities legislation, United States securities legislation, and the United States Sarbanes-Oxley Act of 2002.  The Audit Committee meets at least on a quarterly basis.

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) under the US Exchange Act and the rules of the Canadian Securities Administrators as at December 31, 2021 (the "Evaluation Date").  Based on such evaluation, such officers concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective.  Such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports that it files or submits to the US Securities and Exchange Commission and the Canadian Securities Administrators is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and includes controls and procedures designed to ensure information relating to the Company required to be included in reports filed or submitted under Canadian and United States securities legislation is accumulated and communicated to the Company's management to allow timely decision regarding disclosure.

PolyMet Mining Corp.
Management’s Discussion and Analysis
As at June 30, 2022 and for the three and six months ended June 30, 2022
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

There have been no changes in the Company's disclosure controls and procedures during the six-month period ended June 30, 2022 that have materially affected, or are reasonably likely to material affect, its disclosure controls and procedures.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external reporting purposes in accordance with IFRS as issued by the IASB.

Internal control over financial reporting, no matter how well designed, has inherent limitations.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There have been no changes in the Company's internal control over financial reporting during the six-month period ended June 30, 2022 that have materially affected, or are reasonably likely to material affect, its internal control over financial reporting.

Additional Information

Additional information related to the Company is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov and on the Company's website www.polymetmining.com.